FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Terra Nova Gold Corp.
(Translation of registrant’s name into English)

Suite 1360, 605 Robson Street, Vancouver, BC Canada V6B 5J3
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Nova Gold Corp.
                Registrant

Dated: February 20, 2004                                                   By :    /s/Harvey Keats/s/
Title:     President

TERRA NOVA GOLD CORP.

TSX Venture Exchange Symbol: TGC
Frankfurt Stock Exchange Symbol: GLT
Berlin Stock Exchange Symbol: GLT
February 20, 2004

News Release

Terra Nova Gold Corp. (the ‘Company’) and Mr. David Patterson jointly announce that pursuant to section 111 of the Securities Act (British Columbia), Mr. Patterson has acquired an option, from an existing shareholder, to acquire 5,000,000 common shares of the Company at a price of $0.45 per common share until August 18, 2005. On a fully diluted basis, assuming Mr. Patterson exercises all of the options and warrants he currently holds, Mr. Patterson would hold a maximum of 6,490,500 common shares, representing 31.71% of the Company’s issued and outstanding share capital.

"David Patterson"
DAVID PATTERSON

On behalf of the Board of Directors,
TERRA NOVA GOLD CORP.

"Harvey Keats"
HARVEY KEATS
President
TERRA NOVA GOLD CORP.
1360 – 605 Robson Street, Vancouver, BC, V6B 5J3
Tel: (604) 684-6535 ? Fax: (604) 602-9311 ? Toll Free: 1-800-565-5336
Web: www.terranovagold.com ? E-Mail: terranova@bed-rock.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.